UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

   Form 10-KSB   Form 20-F   Form 11-K  X Form 10-QSB  Form N-SAR
---           ---         ---          ---           ---

For Period Ended: DECEMBER 22, 1996

PART I - REGISTRANT INFORMATION

          RUDY'S RESTAURANT GROUP, INC.
          -------------------------------------
          Full Name of Registrant

          NA
          -------------------------------------
          Former Name if Applicable

          11900 BISCAYNE BLVD., SUITE 806
          -------------------------------------
          Address of Principal Executive Office

          MIAMI, FL 33181
          -------------------------------------
          City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to
Rule 12b-25(b), the following should be completed. (Check box if
appropriate)    X
              -----
(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject quarterly report or transition report on Form 10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

Registrant has experienced several electronic data equipment failures and a total loss of electrical power to its offices. The nonforeseen power and equipment failures have resulted in a temporary delay in the Registrant's ability to complete and file its Form 10-QSB.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Marie G. Peterson   305       895-7200
     -----------------  ---------  ----------------
     Name               Area Code  Telephone Number

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
  X   Yes        No
-----      -----

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in
the subject report or portion thereof?    Yes         No   X
                                              -----      -----




RUDY'S RESTAURANT GROUP, INC. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

FEBRUARY 4, 1997                  By /s/ Marie G. Peterson
----------------                     ----------------------------
Date                                 Marie G. Peterson
                                     Vice President,
                                     Chief Financial Officer and
                                     Principal Accounting Officer